FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2004

            (Indicate by check mark whether the registrant files or
        will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F  X    Form 40-F
                                   ----            ----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934.)
                              Yes         No   X
                                 ----        ----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A press release with the title Fist Quarter's Power Generation Increases 24.04%, made on April 8, 2004, in English about Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                       HUANENG POWER INTERNATIONAL, INC.

                       By  /s/ Wang Xiaosong
                           -----------------------------
                       Name:    Wang Xiaosong
                       Title:   Vice Chairman


Date:     April 8, 2004


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                              [GRAPHIC OMITTED]



To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
               First Quarters Power Generation Increases 24.04%

(Beijing, China, April 8, 2004) Huaneng Power International, Inc. (the Company) [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its power generation for the first quarter of 2004.

Based on preliminary statistics, as of March 31, 2004, the Companys total power generation based on a consolidated basis for the first quarter of 2004 was 24.56 billion kWh, an increase of 24.04% over the same period last year on the same basis. Among the power plants of the Company, Fuzhou Power Plant, Jining Power Plant, Nantong Power Plant and Shanghai Shidongkou Second Power Plant have achieved relatively high increase rates in power generation.

The increase in power generation of the Companys power plants was mainly attributable to the following reasons:

1. Stable generation capacity of the newly operated generating units 5 and 6 of Jining Power Plant (2 x 135MW);

2. Increase in power generation contributed by Xindian Power Plant and Yushe Power Plant, which were acquired in 2003;

3. Significant increase in power consumption in the regions where the Companys power plants operated, thereby providing the conditions for growth in the Companys power generation;

4. Effective arrangement of maintenance programs during the Chinese New Year and improved reliability of the Companys generating units, together with stable coal supply, thereby assuring the growth in the Companys power generation;

5. The Companys enhanced sales and marketing efforts and its endeavors in developing the power market, which have led to enlarged market shares.

Huaneng Power Int'l, Inc.
Announces its Power Generation for the First Quarter of 2004 .../P.2


The power generation of each of the Companys power plants for the first quarter of 2004 was, respectively, as follows (in billion kWh):

------------------------------------------------------------------------------
  Dalian                        2.29     Dezhou                       3.08
------------------------------------------------------------------------------
  Fuzhou                        2.53     Jining                       0.60
------------------------------------------------------------------------------
  Nantong                       2.14     Weihai                       1.20
------------------------------------------------------------------------------
  Shangan                       1.91     Shanghai Shidongkou First    2.08
------------------------------------------------------------------------------
  Shanghai Shidongkou Second    2.22     Changxing                    0.49
------------------------------------------------------------------------------
  Shantou Coal-fired            0.97     Taicang                      1.09
------------------------------------------------------------------------------
  Shantou Oil-fired             0.10     Huaiyin                      0.69
------------------------------------------------------------------------------
  Dandong                       1.09     Yushe                        0.38
------------------------------------------------------------------------------
  Nanjing                       1.12     Xindian                      0.58
------------------------------------------------------------------------------

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.

                                    - End -


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.           Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                Tel:    (852) 2520 2201
Fax: (8610) 6649 1860                       Fax:(852) 2520 2241
Email: ir@hpi.com.cn